F. Mark Reuter
DIRECT DIAL: (513) 579-6469
FACSIMILE: (513) 579-6457
E-MAIL: mreuter@kmklaw.com

March 12, 2014

Mr. Daniel F. Duchovny
Special Counsel
Division of Corporation Finance
Mail Stop 3628
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Washington, D.C.  20549-3628

Re:
National Interstate Corporation
Amended Schedule 13E-3 filed by
Great American Insurance Company ("Purchaser"),
and American Financial Group, Inc. (“AFG”)
Filed March 5, 2014
File No. 005-80324

Amended Schedule TO
Filed March 5, 2014
Filed by Great American Insurance Company,
and American Financial Group, Inc.
File No. 005-80324

Ladies and Gentlemen:

On behalf of AFG and Purchaser we are providing the following responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated March 11, 2014, relating to the Amended Schedule 13E-3 and Amended Schedule TO filed by AFG and Purchaser on March 5, 2014 in connection with Purchaser’s offer to purchase all of the outstanding shares of National Interstate Corporation not currently owned by Purchaser. For convenience of reference, we have set forth the text of the staff’s comments below in bold. In response to the staff’s comments, AFG and Purchaser are also transmitting via EDGAR for filing Amendment No. 9 to the Schedule 13E-3 and Amendment No. 12 to the Schedule TO.

Capitalized terms used and not otherwise defined herein have the meanings assigned to such terms in the Amended and Restated Offer to Purchase dated February 21, 2014 (as amended and supplemented by Amendment Nos. 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12 to the Schedule TO, the “Amended and Restated Offer to Purchase”) filed as Exhibit (a)(1)(vii) to Amendment No. 2 to the Schedule TO. Page references in the responses below correspond to pages as numbered in the Amended and Restated Offer to Purchase.

Mr. Daniel F. Duchovny
March 12, 2014

Schedule TO

Offer to Purchase

Special Factors

Background, page 10

1.
We note your response to our prior comment 5 and re-issue the comment. You should disclose how the board of directors of AFG and GAIC became aware of the Duff & Phelps determination that the initial offer price was unfair and indicate whether that determination affected your decision to authorize an increase to the offer price. If Mr. Consolino relayed this or related information to board members of AFG and GAIC, you should so disclose.

Response:   In response to the staff’s comment, AFG and Purchaser have amended and restated the last sentence in the third full paragraph on page 10 under “Special Factors—Section 1. Background” as follows: “On February 17, 2014, Mr.Consolino met with representatives of AFG and Purchaser on the Board of Directors of National Interstate and with other senior representatives of AFG which included certain members of the board of directors of AFG.  At this meeting, Mr. Consolino stated his intention to increase the per Share Offer price to $30.00 in light of several factors, including, among others, (1) his authority to increase the per Share Offer price to $30.00, (2) his previously communicated expectation that, notwithstanding AFG’s and Purchaser’s belief that the $28.00 per Share Offer price was fair from a financial point of view, the final per Share Offer price could be up to $30.00 (which expectation was based on Mr. Consolino’s analysis of initial premiums offered and final premiums paid in precedent minority buy-out transactions identified in “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Premiums Paid in Insurance Minority Buy-out Transactions”), (3) Mr. Consolino’s additional financial analysis (as set forth above in “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer”),  (4) the draft opinion of D&P that the initial $28.00 offer price was not fair from a financial point of view, and (5) the resulting benefit to National Interstate shareholders who elect to participate in the Offer.”

On behalf of AFG and Purchaser, we respectfully submit to the staff that AFG and Purchaser have disclosed in paragraph 4 of Amendment No. 8 to Schedule TO that the boards of directors of AFG and Purchaser, in connection with their initial approval of the Offer on February 3, 2013, authorized a maximum offer price of $30 per share, and their approvals provided Mr. Consolino with the authority to increase the offer price within the parameters of the board approvals by AFG and Purchaser. In response to the staff’s comment, AFG and Purchaser have added the following sentence to the end of the third paragraph under paragraph 4: “In informing the Board of Directors of National Interstate that AFG and Purchaser were increasing the per Share offer price to $30.00 Mr. Consolino was acting under authority previously granted to him by the boards of directors of AFG and Purchaser.”

Mr. Daniel F. Duchovny
March 12, 2014

AFG and Purchaser have also disclosed in paragraph 4 of Amendment No. 8 to Schedule TO that the Duff & Phelps determination that the initial $28.00 per Share offer price was unfair was one of several factors considered in connection with the increase in the offer price to $30 per Share. Specifically, AFG and Purchaser disclosed, “[I]n consideration of several factors, including, among other factors, the opinion of D&P with respect to the initial $28.00 offer price, the financial analysis provided by Mr. Consolino and the resulting benefit to National Interstate shareholders who elect to participate in the Offer, Mr. Consolino informed the Board of Directors of National Interstate that AFG and Purchaser were increasing the per Share offer price to $30.00.”

Position of AFG and Purchaser regarding the Fairness of the Offer

2.
We note the revision made in paragraph 15 of your amendment to the Schedule TO. Further revise your disclosure to explain why you believe that the current offer price is “more indicative of the fair value of the Shares than certain historical market prices.”

Response:  In response to the staff’s comment, AFG and Purchaser have revised the sentence to state, that “AFG and Purchaser believe, based on the analysis set forth in detail above, that the $30.00 share price is indicative of the fair value of the Shares.”

AFG and Purchaser respectfully submit, however, their belief that the four page analysis disclosed in the Amended and Restated Offer to Purchase (the first seven subheadings under, “Special Factors—4. Position of AFG and Purchaser Regarding the Fairness of the Offer”) fully discloses AFG’s and Purchaser’s basis for the statement prior to the revision.  By juxtaposing the six-month and twelve-month high sales prices in the same sentence, AFG and Purchaser believed that they had provided the shareholders with sufficient information to evaluate the reasonableness of AFG’s and Purchaser’s belief as to the indication of the $30 offer price.

3.
We note the revision made in paragraph 18 of your amendment to the Schedule TO and you waiver of the minimum tender condition. Revise the disclosure referenced above to specifically address the fairness of the transaction (and the absence of a need for 75% of the shares to be tendered before the offer is completed) given that you no longer have a minimum tender condition. Also, revise all of your disclosure in light of the waiver of the minimum tender condition, as that waiver appears to affect your fairness determination. Finally, be sure to revise your disclosure to extent any future changes to the terms of the offer have a similar effect on the disclosure required by Schedule 13E-3.

Response:   We respectfully note to the staff that the disclosure in the Offer to Purchase and Amended and Restated Offer to Purchase has clearly stated, in multiple locations, that AFG and Purchaser can waive the Minimum Tender Condition and elect to purchase all Shares tendered in the Offer.  See, for example, in the Amended and Restated Offer to Purchase, “Summary Term Sheet—If I decide not to tender, but Purchaser waives the requirement that it own at least 90% of the outstanding Shares (on a fully-diluted basis) and purchases all of the Shares tendered, how will the Offer affect my shares” and “Special Factors—Section 7. Effects of the Offer - Effects of the Offer if Purchaser Purchases all Shares Tendered in the Offer.”

Mr. Daniel F. Duchovny
March 12, 2014

To address the staff’s comment, AFG and Purchaser have amended and restated the last two sentences in the fourth paragraph after the bulleted items under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Fairness Determination,” to state:

“In concluding that the Offer and the Merger, including the going private transaction related to the Offer and Merger are procedurally fair to National Interstate’s unaffiliated shareholders (whether those shareholders tender their Shares in the Offer or decline to tender and elect instead to remain as shareholders of National Interstate until the Merger is effected), AFG and Purchaser considered that following the waiver of the Minimum Tender Condition the Offer provides National Interstate’s unaffiliated shareholders with the opportunity to decide voluntarily to accept the Offer and be paid the Offer Price or reject the Offer, after receiving significant information and time to consider the information.  AFG and Purchaser also considered the fact that dissenters’ rights will be available to non-consenting shareholders in connection with any Merger that may be effected following the Offer.  See “Special Factors—Section 9. Dissenters’ Rights; Rule  13e-3.”  Finally, if the Offer is completed but a Merger is not completed, then non-tendering National Interstate shareholders who do not believe that the Offer represents fair value for their Shares will have the opportunity to continue to hold their Shares or seek to sell their Shares in privately-negotiated or market-based transactions.”

AFG and Purchaser have revised other disclosures in the Amended and Restated Offer to Purchase in response to the waiver of the Minimum Tender Condition and the staff’s comment.

Please call Mark Reuter at (513) 579-6469 or Mark Weiss at (513) 579-2520 with any additional questions you may have or if you wish to discuss the above responses.

Sincerely, KEATING MUETHING & KLEKAMP PLL

By:	/s/ F. Mark Reuter
F. Mark Reuter

cc:       Mark A. Weiss, Esq. (American Financial Group, Inc.)
    Todd E. Freed, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
    Richard J. Grossman, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
    Jon A. Hlafter, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)